Exhibit 99.1

NEWS RELEASE
Trading Symbol:	TSX: SVM
NYSE AMERICAN: SVM

SILVERCORP REPORTS ADJUSTED NET INCOME OF $13.4 MILLION, $0.08 PER SHARE FOR Q3 FISCAL 2022,

AND ISSUES FISCAL 2023 PRODUCTION, CASH COST, AND CAPITAL EXPENDITURE GUIDANCE

VANCOUVER, British Columbia – February 8, 2022 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) reported its financial and operating results for the third quarter ended December 31, 2021 (“Q3 Fiscal 2022). All amounts are expressed in US Dollars, and figures may not add due to rounding.

Q3 FISCAL 2022 HIGHLIGHTS

•	Mined 292,072 tonnes of ore and milled 304,772 tonnes of ore, up 5% and 17% compared to the prior year quarter.

•	Sold approximately 1.7 million ounces of silver, 1,100 ounces of gold, 17.2 million pounds of lead, and 7.6 million pounds of zinc, representing increases of 4%, 38%, and 2% in silver, gold and lead sold, and a decrease of 15% in zinc sold, compared to the prior year quarter.

•	Revenue of $59.1 million, up 11% compared to $53.3 million in the prior year quarter.

•	Net income attributable to equity shareholders of $5.1 million, or $0.03 per share, compared to $8.4 million, or $0.05 per share in the prior year quarter. The decrease was mainly due to a mark-to market charge of $8.5 million against equity and bond investments in the current quarter.

•	Adjusted earnings attributable to equity shareholders of $13.4 million, or $0.08 per share, compared to $13.8 million, or $0.08 per share in the prior year quarter. The adjustments were made to remove impacts from non-recurring items, share-based compensation, foreign exchange gain/loss, impairment adjustments and reversals, gain/loss on equity investments and the share of associates’ operating results.

•	Cash flow from operations of $28.7 million, up 20% or $4.7 million compared to $23.9 million in the prior year quarter.

•	Cash cost per ounce of silver, net of by-product credits, of negative $1.33 compared to negative $2.76 in the prior year quarter.

•	All-in sustaining cost per ounce of silver, net of by-product credits, of $8.82, compared to $6.92 in the prior year quarter.

•	Strong balance sheet with $211.6 million in cash and cash equivalents and short-term investments, down $9.5 million or 4% compared to $221.1 million as at September 30, 2021. This does not include the investments in associates and equity investment in other companies, having a total market value of $156.2 million as at December 31, 2021 ($172.8 million as at September 30, 2021).

FISCAL 2023 PRODUCTION GUIDANCE

•	To mine and process approximately 1,040,000 - 1,140,000 tonnes of ores, yielding 6,300 to 7,900 ounces of gold, 7.0 million to 7.3 million ounces of silver, 68.4 million to 71.3 million pounds of lead, and 32.0 million to 34.5 million pounds of zinc.

•	The guidance represents a production increase of approximately 9% in ores, 100% in gold, 11% in silver, 3% in lead, and 12% to 21% in zinc compared to the Fiscal 2022 guidance.

•	The increased production guidance is made possible by over 629,000 metres of exploration and resource upgrade drilling completed at the mines from 2020 to 2021. During 2021 alone, over 409,000 metres of drilling were completed.

CONSOLIDATED FINANCIAL RESULTS

	Three months ended December 31,			Nine months ended December 31,
	2021	2020	Changes	2021	2020	Changes
Financial
Revenue (in thousands of $)	$ 59,079	$ 53,296	11%	$ 176,333	$ 156,373	13%
Mine operating earnings (in thousands of $)	21,476	24,801	-13%	70,592	70,758	0%
Net income attributable to equity shareholders	5,063	8,392	-40%	26,668	39,355	-32%
Earnings per share - basic ($/share)	0.03	0.05	-40%	0.15	0.23	-35%
Adjusted earnings attributable to equity shareholders	13,360	13,846	-4%	42,740	38,838	10%
Adjusted earning per share - basic ($/share)	0.08	0.08	0%	0.24	0.22	9%
Net cash generated from operating activities (in thousands of $)	28,666	23,938	20%	95,972	83,681	15%
Capitalized expenditures (in thousands of $)	18,708	17,242	9%	44,031	38,560	14%
Cash and cash equivalents and short-term investments (in thousands of $)	211,614	204,121	4%	211,614	204,121	4%
Working capital (in thousands of $)	181,266	168,748	7%	181,266	168,748	7%
Metals sold
Silver (in thousands of ounces)	1,721	1,647	4%	5,092	5,259	-3%
Gold (in thousands of ounces)	1.1	0.8	38%	2.9	4.1	-29%
Lead (in thousands of pounds)	17,155	16,806	2%	51,284	56,242	-9%
Zinc (in thousands of pounds)	7,588	8,965	-15%	22,469	23,334	-4%
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($/ounce)	18.44	18.65	-1%	19.35	17.10	13%
Gold ($/ounce)	1,367	1,528	-10%	1,448	1,394	4%
Lead ($/pound)	0.92	0.76	21%	0.89	0.74	20%
Zinc ($/pound)	1.10	0.88	25%	1.05	0.74	42%

Net income attributable to equity shareholders of the Company in Q3 Fiscal 2022 was $5.1 million or $0.03 per share, compared to $8.4 million or $0.05 per share in the three months ended December 31, 2020 (“Q3 Fiscal 2021”).

Adjusted earnings attributable to equity shareholders of the Company in Q3 Fiscal 2022 was $13.4 million, or $0.08 per share, compared to $13.8 million, or $0.08 per share Q3 Fiscal 2021. The adjustments were made to remove the impacts from non-cash and unusual items, including elimination of share-based compensation, foreign exchange loss, share of loss in associates, gain or loss on equity investments, impairment adjustments and reversals, and one-time items.

Compared to Q3 Fiscal 2021, the Company’s consolidated financial results in the current quarter were mainly impacted by i) an increase of 21% and 25%, respectively, in the realized selling prices for lead and zinc; and ii) an increase of 4%, 38% and 2%, respectively, in silver, gold and lead sold; offset by iii) an 1% and 10% decrease in the realized selling prices for silver and gold; iv) a 15% decrease in zinc sold; v) a 17% increase in cash production costs per tonne, and vi) a mark to market charge of $8.5 million against equity and bond investments.

Revenue in Q3 Fiscal 2022 was $59.1 million, up 11% or $5.8 million compared to $53.3 million in Q3 Fiscal 2021. The increase was mainly due to an increase of $4.7 million arising from the increase in the net realized lead and zinc selling prices, as well as $2.1 million arising from the increase in the quantities of silver, lead and gold sold; offset by a decrease of $1.6 million arising from the decrease in the quantities of zinc sold. Revenues from silver, gold, and base metals were $31.7 million, $1.5 million, and $25.8 million, respectively, compared to $30.7 million, $1.2 million, and $21.4 million in Q3 Fiscal 2021. Revenue from the Ying Mining District was $48.2 million, up 13%, compared to $42.5 million in Q3 Fiscal 2021. Revenue from the GC Mine was $10.9 million, up 1%, compared to $10.8 million in Q3 Fiscal 2021.

Income from mine operations in Q3 Fiscal 2022 was $21.5 million, down 13% compared to $24.8 million in Q3 Fiscal 2021. Income from mine operations at the Ying Mining District was $17.6 million, down 19% compared to $21.7 million in Q3 Fiscal 2021. Income from mine operations at the GC Mine was $4.0 million, up 21% compared to $3.3 million in Q3 Fiscal 2021.

Cash flow provided by operating activities in Q3 Fiscal 2022 was $28.7 million, up 20% or $4.7 million, compared to $23.9 million in Q3 Fiscal 2021.

The Company ended the quarter with $211.6 million in cash, cash equivalents and short-term investments, down $9.5 million or 4% compared to $221.1 million as at September 30, 2021, but up $12.5 million or 6%, compared to $199.1 million as at March 31, 2021.

Working capital as at December 31, 2021 was $181.3 million, down 1% or $2.7 million, compared to $184.0 million as at March 31, 2021.

Consolidated OPERATIONAL RESULTS

	Three months ended December 31,			Nine months ended December 31,
	2021	2020	Changes	2021	2020	Changes
Ore Production (tonne)
Ore mined	292,072	279,445	5%	815,775	801,853	2%
Ore milled	304,772	260,648	17%	819,665	786,907	4%
Metal Production
Silver (in thousands of ounces)	1,834	1,677	9%	5,003	5,136	-3%
Gold (in thousands of ounces)	1.1	0.9	22%	2.9	3.2	-9%
Lead (in thousands of pounds)	18,978	17,111	11%	52,469	56,274	-7%
Zinc (in thousands of pounds)	8,030	8,673	-7%	22,711	23,339	-3%
Cash Costs
Cash cost per ounce of silver, net of by-product credits ($)	(1.33)	(2.76)	52%	(1.47)	(2.08)	29%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	8.82	6.92	27%	7.88	6.48	22%
Cash production cost per tonne of ore processed ($)	85.73	73.04	17%	83.09	70.02	19%
All-in sustaining cost per tonne of ore processed ($)	137.04	129.09	6%	134.91	122.02	11%

In Q3 Fiscal 2022, the Company mined 292,072 tonnes of ore, up 5% or 12,627 tonnes, compared to 279,445 tonnes in the three months ended December 31, 2020 (“Q3 Fiscal 2021”). Ore milled in Q3 Fiscal 2022 was 304,772 tonnes, up 17% or 44,124 tonnes, compared to 260,648 tonnes in Q3 Fiscal 2021.

In Q3 Fiscal 2022, the Company sold approximately 1.7 million ounces of silver, 1,100 ounces of gold, 17.2 million pounds of lead, and 7.6 million pounds of zinc, representing increases of 4%, 38%, and 2% in silver, gold and lead sold, respectively, and a decrease of 15% in zinc sold, compared to approximately 1.6 million ounces of silver, 800 ounces of gold, 16.8 million pounds of lead, and 9.0 million pounds of zinc sold in Q3 Fiscal 2021.

In Q3 Fiscal 2022, the consolidated cash production costs per tonne of ore processed was $85.73, up 17% compared to $73.04 in Q3 Fiscal 2021. The consolidated all-in sustaining production cost per tonne of ore processed was $137.04, up 6% compared to $129.09 in Q3 Fiscal 2021, but within the Company’s current annual cost guidance.

In Q3 Fiscal 2022, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $1.33, compared to negative $2.76 in the prior year quarter. The increase was mainly due to the increase in per tonne cash production costs, offset by an increase of $2.19 in by-product credits per ounce of silver. Sales from lead and zinc in Q3 Fiscal 2022 amounted to $24.2 million, up $3.4 million compared to $20.8 million in Q3 Fiscal 2021.

The consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $8.82, compared to $6.92 in Q3 Fiscal 2021. The increase was mainly due to the increase in cash cost per ounce of silver as discussed above.

In Q3 Fiscal 2022, on a consolidated basis, a total of 127,532 metres or $7.3 million worth of diamond drilling were completed (Q3 Fiscal 2021 – 98,986 metres or $2.8 million), of which approximately 83,430 metres or $2.3 million worth of underground drilling were expensed as part of mining costs (Q3 Fiscal 2021 – 74,070 metres or $1.8 million) and approximately 44,102 metres or $5.0 million worth of drilling were capitalized (Q3 Fiscal 2021 – 24,916 metres or $1.0 million). In addition, approximately 8,705 metres or $3.3 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q3 Fiscal 2021 – 10,624 metres or $3.8 million), and approximately 22,958 metres or $9.9 million worth of tunnels, raises, ramps and declines were completed and capitalized (Q3 Fiscal 2021 – 21,829 metres or $9.4 million).

INDIVIDUAL MINE OPERATING PERFORMANCE

Ying Mining District	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Nine months ended December 31,
	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	2021	2020
Ore Production (tonne)
Ore mined	200,946	206,933	142,907	112,561	182,268	550,786	537,464
Ore milled	214,982	182,173	155,407	131,725	162,905	552,562	519,677
Head grades
Silver (gram/tonne)	258	283	279	280	297	272	293
Lead (%)	3.7	4.0	4.2	3.9	4.3	3.9	4.4
Zinc (%)	0.8	0.7	0.8	0.8	0.8	0.8	0.8
Recovery rates
Silver (%)	95.1	95.4	94.7	93.7	93.9	95.1	94.4
Lead (%)	95.2	95.5	95.7	95.1	96.4	95.5	96.2
Zinc (%)	64.0	56.0	59.7	65.0	63.3	60.3	61.7
Cash Costs
Cash cost per ounce of Silver, net of by-product credits ($)	1.19	0.71	0.80	1.20	(1.12)	0.90	(0.71)
All-in sustaining cost per ounce of silver, net of by-product credits ($)	8.36	6.88	6.54	10.00	5.24	7.27	5.31
Cash production cost per tonne of ore processed ($)	99.24	96.59	92.79	98.13	83.09	96.63	79.77
All-in sustaining cost per tonne of ore processed ($)	143.72	141.26	138.55	155.14	133.07	141.53	127.40
Metal Production
Silver (in thousands of ounces)	1,647	1,517	1,283	1,083	1,464	4,447	4,532
Gold (in thousands of ounces)	1.1	0.8	1.0	0.3	0.9	2.9	3.2
Lead (in thousands of pounds)	16,392	14,671	13,278	10,504	14,361	44,341	47,382
Zinc (in thousands of pounds)	2,347	1,584	1,519	1,496	1,857	5,450	5,420

In Q3 Fiscal 2022, a total of 103,891 metres or $4.9 million worth of diamond drilling were completed (Q3 Fiscal 2021 – 82,317 metres or $2.2 million), of which approximately 69,232 metres or $1.8 million worth of underground drilling were expensed as part of mining costs (Q3 Fiscal 2021 – 57,401 metres or $1.2 million) and approximately 34,659 metres or $3.1 million worth of drilling were capitalized (Q3 Fiscal 2021 – 24,916 metres or $1.0 million). In addition, approximately 6,750 metres or $2.7 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q3 Fiscal 2021 – 6,623 metres or $2.8 million), and approximately 19,059 metres or $8.7 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (Q3 Fiscal 2021 – 19,014 metres or $8.3 million).

GC Mine	Q3 2022	Q2 2022	Q1 2021	Q4 2021	Q3 2021	Nine months ended December 31,
	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	2021	2020
Ore Production (tonne)
Ore mined	91,126	85,535	88,328	50,511	97,177	264,989	264,389
Ore milled	89,790	89,643	87,670	48,949	97,743	267,103	267,230
Head grades
Silver (gram/tonne)	78	73	80	87	82	77	85
Lead (%)	1.5	1.7	1.5	1.7	1.4	1.5	1.7
Zinc (%)	3.2	3.3	3.3	3.3	3.5	3.3	3.4
Recovery rates
Silver (%)	83.5	84.4	84.1	81.9	82.6	84.0	82.6
Lead (%)	89.0	89.5	89.3	89.7	89.6	89.3	89.5
Zinc (%)	89.8	89.6	89.3	88.2	89.7	89.6	88.2
Cash Costs
Cash cost per ounce of Silver, net of by-product credits ($)	(25.84)	(22.51)	(17.96)	(12.80)	(14.43)	(21.84)	(11.21)
All-in sustaining cost per ounce of silver, net of by-product credits ($)	(9.81)	(11.61)	(7.98)	0.52	(1.05)	(9.73)	(0.10)
Cash production cost per tonne of ore processed ($)	56.10	55.81	52.90	58.56	54.07	54.92	50.11
All-in sustaining cost per tonne of ore processed ($)	81.50	73.76	71.67	87.69	78.63	75.65	71.58
Metal Production
Silver (in thousands of ounces)	187	179	190	112	212	556	604
Lead (in thousands of pounds)	2,586	2,942	2,600	1,652	2,750	8,128	8,892
Zinc (in thousands of pounds)	5,683	5,899	5,679	3,176	6,816	17,261	17,919

In Q3 Fiscal 2022, a total of 18,183 metres or $0.6 million worth of diamond drilling were completed (Q3 Fiscal 2021 – 17,029 metres or $0.6 million), of which approximately 14,198 metres or $0.5 million worth of underground drilling were expensed as part of mining costs (Q3 Fiscal 2021 – 17,029 metres or $0.6 million) and approximately 3,985 metres or $0.1 million worth of drilling were capitalized (Q3 Fiscal 2021 – nil). In addition, approximately 1,955 metres or $0.5 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q3 Fiscal 2021 – 4,001 metres or $1.0 million), and approximately 3,899 metres or $1.2 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (Q3 Fiscal 2021 – 2,815 metres or $1.1 million).

FISCAL 2023 PRODUCTION, CASH COST AND CAPITAL EXPENDITURES GUIDANCE

In Fiscal 2023, the Company expects to mine and process approximately 1,040,000 - 1,140,000 tonnes of ore, yielding 6,300 to 7,900 ounces of gold, 7.0 million to 7.3 million ounces of silver, 68.4 million to 71.3 million pounds of lead, and 32.0 million to 34.5 million pounds of zinc. Fiscal 2023 production guidance represents an anticipated increase of approximately 9% in ore, 100% in gold, 11% in silver, 3% in lead, and 12% to 21% in zinc production compared to the Fiscal 2022 guidance.

	Ore processed	Head grades				Metal production				Production costs
		Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc	Cash cost	AISC*
	(tonnes)	(g/t)	(g/t)	(%)	(%)	(koz)	(Moz)	(Mlbs)	(Mlbs)	($/t)	($/t)
Fiscal 2023 Guidance
Gold ore	30,000 - 43,000	3.9	60	0.5	-	3.4 - 4.9	0.1 - 0.1	0.3 - 0.5	-	-	-
Silver ore	710,000 - 731,000	0.1	287	3.9	0.9	2.9 - 3.0	6.2 - 6.4	58.6 - 60.4	8.2 - 8.5	-	-
Ying Mining District	740,000 - 774,000	0.3	276	3.8	0.9	6.3 - 7.9	6.3 - 6.5	58.9 - 60.9	8.2 - 8.5	92.3 - 93.7	143.5 - 145.7
GC Mine	300,000 - 330,000	-	93	1.6	3.7	-	0.7 - 0.8	9.5 - 10.4	21.8 - 24.0	54.9 - 57.5	86.1 - 92.0
Consolidated	1,040,000 - 1,140,000	0.2	224	3.2	1.7	6.3 - 7.9	7.0 - 7.3	68.4 - 71.3	32.0 - 34.5	83.3 - 85.9	141.6 - 143.5

The increased production guidance is made possible by over 629,000 metres of exploration and resource upgrade drilling completed at the mines from 2020 to 2021. During 2021 alone, over 409,000 metres of drilling were completed. Other benefits of the extensive drilling include: i) slowing down the rate of mining depth increase, and with some mines, average mining depths are becoming shallower; and ii) reducing the amount of tunnel development as more resources and reserves were identified near existing infrastructures.

The table below summarizes the work plan and estimated capital expenditures in Fiscal 2023.

	Capitalized Development Work and Expenditures								Expensed
	Ramp Development		Exploration and Development Tunnels		Capitalized Drilling		Equipment, Mill and TSF	Total	Mining Preparation Tunnnels	Underground driling
	(Metres)	($ Million)	(Metres)	($ Million)	(Metres)	($ Million)	($ Million)	($ Million)	(Metres)	(Metres)
Fiscal 2023 Capitalized Work Plan and Capita Expenditure Estimates
Ying Mining District	4,600	3.2	61,300	26.3	110,700	6.8	44.6	80.9	29,000	135,300
GC Mine	-	-	13,200	4.2	14,800	0.4	1.9	6.5	7,600	46,600
Corporate and others	-	-	-	-	10,500	0.7	0.5	1.2	-	-
Consolidated	4,600	3.2	74,500	30.5	136,000	7.9	47.0	88.6	36,600	181,900

In Fiscal 2023, the Company plans to: i) complete 4,600 metres of 4x4.2 metre tunnels as major access and transportation ramps at estimated capitalized expenditures of $3.2 million, representing a 30% decrease in meterage and a 43% decrease in total cost compared to Fiscal 2022 guidance; ii) complete 74,500 metres of exploration and mining development tunnels (2.2x2.6 metres) at estimated capitalized expenditures of $30.5 million, representing a 19% increase in meterage and a 40% increase in cost mainly due to increased tunnel dimension to allow small scale mechanized equipment access, compared to Fiscal 2022 guidance; iii) complete and capitalize 136,000 metres of drilling at an estimated cost of $7.9 million, representing a 172% increase in meterage to prepare for future production and a 126% increase in total cost compared to Fiscal 2022 guidance; and iv) spend $47.0 million on equipment, mill and TSF (tailing storage facility), including $39.9 million towards the construction of a new 3,000 tonne per day flotation mill and 20 million cubic metre TSF at the Ying Mining District.

Excluding the capital expenditures to be incurred on the new mill and tailings storage facility, the total capital expenditures are budgeted at $48.7 million, up 27% compared to Fiscal 2022 guidance, mainly as a result of increased tunneling and drilling work, and a substantial increase in the price of explosives.

In addition to the capitalized tunneling and drilling work, I Company also plans to complete and expense 36,600 metres of mining preparation tunnels and 181,900 metres of underground definition drilling.

(a)	Ying Mining District

In Fiscal 2023, the Company plans to mine and process 740,000 – 774,000 tonnes of ore at the Ying Mining District, including 30,000 – 43,000 tonnes of gold ore with an expected head grade of 3.9 g/t gold, to produce 6,300 to 7,900 ounces of gold, 6.3 million to 6.5 million ounces of silver, 58.9 million to 60.9 million pounds of lead, and 8.2 million to 8.5 million pounds of zinc. Fiscal 2023 production guidance at the Ying Mining District represents increases of approximately 10% in ore production, 10% in silver production, 3% in lead production, and 5% in zinc production.

The cash production cost is expected to be $92.3 to $93.7 per tonne of ore, and the all-in sustaining cost is estimated at $143.5 to $145.7 per tonne of ore processed.

In Fiscal 2023, the Ying Mining District plans to: i) complete 4,600 metres of 4x4.2 metre tunnels as major access and transportation ramps at estimated capitalized expenditures of $3.2 million, representing a 25% decrease in meterage and a 38% decrease in total cost compared to Fiscal 2022 guidance; ii) complete 61,300 metres of exploration and mining development tunnels (2.2x2.6 metres) at estimated capitalized expenditures of $26.3 million, representing a 17% increase in meterage and a 40% increase in cost mainly due to increased tunnel dimension to allow small scale mechanized equipment access, compared to Fiscal 2022 guidance; iii) complete and capitalize 110,700 metres of drilling at an estimated cost of $6.8 million, representing a 121% increase in meterage to prepare for future production and a 94% increase in total costs compared to Fiscal 2022 guidance; and iv) spend $44.6 million on equipment, mill and TSF, including $39.9 million towards the construction of a new 3,000 tonne per day flotation mill and 20 million cubic metre TSF.

Excluding the $39.9 million capital expenditures to be incurred on the new mill and tailings storage facility, the total capital expenditures at the Ying Mining District are budgeted at $41.0 million, up 21% compared to Fiscal 2022 guidance as a result of increased tunneling and drilling work, and a substantial increase in the price of explosives.

In addition to the capitalized tunneling and drilling work, the Company also plans to complete and expense 29,000 metres of mining preparation tunnels and 135,300 metres of underground drilling at the Ying Mining District.

(b)	GC Mine

In Fiscal 2023, the Company plans to mine and process 300,000 to 330,000 tonnes of ore at the GC Mine to produce 700 thousand to 800 thousand ounces of silver, 9.5 million to 10.4 million pounds of lead, and 21.8 million to 24.0 million pounds of zinc. Fiscal 2023 production guidance at the GC Mine represents increases of approximately 3% to 6% in ore production, 14% to 17% in silver production, 12% to 14% in lead production, and 14% to 26% in zinc production compared to Fiscal 2022 guidance.

The cash production cost is expected to be $54.9 to $57.5 per tonne of ore, and the all-in sustaining cost is estimated at $86.1 to $92.0 per tonne of ore processed.

In Fiscal 2023, the GC Mine plans to: i) complete and capitalize 13,200 metres of exploration and development tunnels (2.2x2.6 metres) at estimated capital expenditures of $4.2 million, a 28% increase in meterage and a 40% increase in cost mainly due to increased tunnel dimension to allow small scale mechanized equipment access, compared to Fiscal 2022 guidance; ii) complete and capitalize 14,800 metres of drilling at an estimated cost of $0.4 million, representing a 100% increase in meterage and cost to prepare for future production, compared to Fiscal 2022 guidance; and iii) spend $1.9 million on equipment and facilities. The total capital expenditures at the GC Mine are budgeted at $6.5 million in Fiscal 2023, up $2.1 million compared to Fiscal 2022 guidance.

In addition to the capitalized tunneling and drilling work, the Company also plans to complete and expense 7,600 metres of tunnels and 46,600 metres of underground drilling at the GC Mine.

(c)	Kuanping Project

Total capital expenditures at the Kuanping Project in Fiscal 2023 are estimated at $1.2 million, including $0.7 million for a 10,500 metre drilling program and $0.5 million to complete necessary reports and studies to apply for the mining permit.

CONFERENCE CALL DETAILS

A conference call to discuss these results will be held tomorrow, Wednesday, February 9, at 9:00 am PDT (12:00 pm EDT). To participate in the conference call, please dial the numbers below.

Canada/USA TF: 888-664-6383

International Toll: 416-764-8650

Conference ID: 38852202

Participants should dial-in 10 – 15 minutes prior to the start time. A replay of the conference call and transcript will be available on the Company’s website at www.silvercorp.ca.

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is the Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and has reviewed and consented to the technical information contained in this news release.

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis (“MD&A”), Financial Statements and Notes to Financial Statements for the three and nine months ended December 31, 2021, which have been posted on SEDAR under the Company’s profile at www.sedar.com and are also available on the Company's website at www.silvercorp.ca under the Investor section. This earnings release refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, cash cost and all-in sustaining cost per ounce of silver, net of by-product credits, cash production cost and all-in sustaining production cost per tonne of ore processed and working capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under IFRS as an indicator of performance and may differ from methods used by other companies with similar description. The detailed description and reconciliation of these alternative performance (non-IFRS) measures have been incorporated by reference and can be found on page 26, section 12 – Alternative Performance (Non-IFRS) Measures in the MD&A for the three and nine months ended December 31, 2021.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing gold, silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth, and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.

Lon Shaver

Vice President

Phone: (604) 669-9397

Toll Free 1(888) 224-1881

Email: investor@silvercorp.ca

Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.